Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” and to the use in the Annual Report on Form 40-F of Quest Rare Minerals Ltd. (the “Corporation”) of our report dated January 21, 2014 with respect to the consolidated financial statements of the Corporation as of and for the years ended October 31, 2013 and 2012, included herein and our report dated January 21, 2014 with respect to the effectiveness of internal control over financial reporting as of October 31, 2013, included as Exhibit 99.1 to, and incorporated by reference in the Corporation’s Annual Report on Form 40-F.

(Signed) Ernst & Young LLP1

Montréal, Canada

January 29, 2014

[1]	CPA auditor, CA, public accountancy permit no A122227